Simpson Thacher & Bartlett llp
425 lexington avenue new york, ny 10017-3954 _________
telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number (212) 455-2948	E-mail Address jkaufman@stblaw.com

November 14, 2022

Re:	KKR Acquisition Holdings I Corp.
Preliminary Proxy Statement on Schedule 14A
Filed on October 21, 2022
File No. 001-40225

VIA EDGAR

Ms. Stacie Gorman
Mr. David Link
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Dear Ms. Gorman and Mr. Link:

On behalf of KKR Acquisition Holdings I Corp. (the “Company”), we acknowledge receipt of the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated November 8, 2022 (the “Comment Letter”), relating to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed by the Company with the Commission on October 21, 2022. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Preliminary Proxy Statement (the “Amendment”), which is being filed with the Commission contemporaneously with the submission of this letter.

We are providing the following response to the Comment Letter on behalf of the Company. The response and information described below are based upon information provided to us by the Company.

To assist your review, we have retyped the text of the Staff’s comments in italics below.

Preliminary Proxy Statement on Schedule 14A

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Company respectfully advises the Staff that the Company’s sponsor (KKR Acquisition Sponsor I LLC, a Delaware limited liability company, the “Sponsor”) is not a non-U.S. person and is not controlled by any non-U.S. person, but it does have substantial ties to one non-U.S. person from Canada, which is an “excepted foreign state,” as such term is defined under the regulations of the Committee on Foreign Investment in the United States (“CFIUS”).  As set forth in greater detail below, Mr. Glenn Murphy, the Company’s CEO and Chairman and one of three managers of the Sponsor and a Sponsor participant (through his Canadian investment firm), is a citizen of Canada and is not a national of any other jurisdiction.  Accordingly, no CFIUS filing should be required pursuant to 31 C.F.R. Sec. 800.401 in connection with any business combination with a U.S. target company due to the Sponsor’s post-closing equity interest.

Mr. Murphy serves as one of the Sponsor’s three managers, and any action by the Sponsor with respect to the Company or the Company’s class B common stock held by the Sponsor, including voting and dispositive decisions, requires a majority vote of the managers of the board of managers. Under the so-called “rule of three,” because voting and dispositive decisions are made by a majority of the Sponsor’s managers, none of the managers of the Sponsor is deemed to be a beneficial owner of the Sponsor’s securities, even those in which such manager holds a pecuniary interest. Accordingly, Mr. Murphy is not deemed to have or share beneficial ownership of the Company’s class B common stock held by the Sponsor.

Furthermore, ownership interests in the Sponsor are held by two entities, KKR ASH I LLC, a Delaware limited liability company, and FIS Holdings, LTD, a Canadian investment firm controlled by Mr. Murphy. The Sponsor held 19.9% of the Company’s common stock as of November 9, 2022 and the Company’s organizational documents do not grant investors in the Sponsor special information or governance rights with respect to the Company. The Company further advises the Staff that other than Mr. Murphy, all of its directors and executive officers are U.S. persons and residents of the United States.

Notwithstanding the foregoing, in light of the Sponsor’s substantial ties to Mr. Murphy, a non-U.S. person, in response to the Staff’s comment, the Company has included an additional risk factor disclosure in the Amendment to discuss the risk that the Company may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as CFIUS.

2. We note proposal number one contains two proposals. One proposal is asking shareholders to vote to extend the time to complete the transaction and the other requests shareholders to vote to permit the board to terminate early. Please unbundle these proposals to allow shareholders to vote separately on material matters. Alternatively, provide us with your analysis as to why you are not required to unbundle these proposals. Please refer to Rule 14a-4(a)(3) of Regulation 14A.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure throughout the Amendment to separate proposal number one into two proposals.

Please do not hesitate to contact me at (212) 455-2948 with any questions you may have regarding our responses to the Comment Letter.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc: KKR Acquisition Holdings I Corp.
Glenn Murphy, Chief Executive Officer